

Mail Stop 3561

September 22, 2015

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
144-53 72nd Drive
Flushing, NY 11367

>   **Re: Zev Ventures, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 8, 2015**
>   **File No. 333-205271**

Dear Mr. Turetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2015 letter.

<u>General</u>

1. We note your response to our prior comment 1. Please disclose that you are a shell company and provide the disclosures requested in comment 2 of our letter dated July 23, 2015. All three reports from your independent registered accounting firm assert that you have not established a source of revenue, including the report dated August 5, 2015 regarding your financial statements as of June 30, 2015. We also note that your financial statements reflect only $1,702 in revenues to date and total assets consisting of $4,334 in cash and $269 in inventory. In light of these facts it appears that you have nominal operations and assets consisting of cash and nominal other assets.

2. We note that you included a consent from your auditor with regard to the review report of your June 30, 2015 financial statements. Please also include a currently dated auditor's consent for the use of its audit report of your annual financial statements as of December 31, 2014.

<u>Certain Relationships and Related Transactions, page 23</u>

3. We note your disclosure that 3,000,000 shares were sold to Zev Turetsky on March 31, 2015. Based on the disclosures on pages 34 and 43, it appears this date should reflect December 22, 2014. Please reconcile or revise to correct the discrepancy.

4. Additionally, please reconcile bullet point disclosure on page 24 of 1,000,000 shares issued to Zev Turetsky on December 22, 2014 with the disclosures contained in the notes to the financial statements or revise to correct the discrepancy.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: William Eilers
        Eilers Law Group, P.A.